[redacted]

10028444

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SEC FILE NUMBER
8-52349

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
MMC Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1166 Avenue of the Americas
(No. and Street)

NEW YORK	NEW YORK	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kim Blackmore — (201) 284-4908
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	N.Y.	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark J. Happe, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to MMC Securities Corp. for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

MARK J. HAPPE
PRESIDENT

25 Feb 2010
Date

Subscribed and sworn before me on this 25th day of February, 2010

Notary Public

MARIE A. MECHALUK
Notary Public, State of New York
No. 01ME6006833
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires May 11, 20 10

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

To the Management Committee and Member of
MMC Securities Corp.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by MMC Securities Corp. (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective disbursement records entries recorded in the Company's General Ledger and to the check issued by the Company's ultimate parent, Marsh & McLennan Companies, Inc, on the Company's behalf, noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single (FOCUS) reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052349 FINRA DEC
MMC SECURITIES CORP 7*7
ATTN: KIM BLACKMORE
121 River St 8th Fl
Hoboken, NJ 07030

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form. Kim Blackmore (201) 284-4908

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 30,630

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (13,815)

7-28-2009
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 16,815

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 16,815

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 16,815

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MMC Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Director, Financial and Operations Principal
(Title)

Dated the 23 day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 32,279,479
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,927,355
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	440,915
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Dollar for Dollar Reimbursement from Affiliates	7,659,085
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	20,027,355
2d. SIPC Net Operating Revenues	$ 12,252,124
2e. General Assessment @ .0025	$ 30,630

(to page 1 but not less than $150 minimum)

MMC SECURITIES CORP.
(An Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)
(SEC I.D. No. 8-52349)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
MMC Securities Corp.:

We have audited the accompanying statement of financial condition of MMC Securities Corp. (the "Company"), an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc., as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of MMC Securities Corp. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2010

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 16,517,941
Receivable from clearing organization	311,103
Receivable from affiliates	186,567,409
Fees and commissions receivable (net of allowance for doubtful accounts)	4,374,637
State income tax receivable	68,438
Other	843,177
TOTAL ASSETS	$ 208,682,705

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Payable to affiliates	$ 4,635,178
Federal income tax payable	454,010
State income tax payable	675,097
Other	406,847
Total liabilities	$ 6,171,132
STOCKHOLDERS' EQUITY:	
Common stock ($1 par value, 1,000 shares authorized, 930 shares issued and outstanding)	930
Additional paid-in capital	181,124,945
Retained earnings	21,385,698
Total stockholders' equity	202,511,573
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 208,682,705

See notes to statement of financial condition.

MMC SECURITIES CORP.
(an Indirect Wholly-Owned Subsidiary of
Marsh & McLennan Companies, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

1. NATURE OF BUSINESS

MMC Securities Corp. (the "Company") is an indirect wholly-owned subsidiary of Marsh & McLennan Companies, Inc. ("MMC"). The Company is a broker-dealer and investment advisor registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc.

The Company provides the following services:

- administrative and recordkeeping services for defined contribution plans;
- brokerage for self-directed 401 (k) participants, and IRA and retail account holders on a fully disclosed basis;
- distribution of mutual funds and variable annuity contracts;
- information and assistance in determining the selection of mutual funds and variable product vendors for employee benefit plans;
- investment banking activities including advisory services to clients on capital adequacy and raising equity capital;
- capital markets services to insurance and reinsurance clients;
- financial risk solutions through structured transactions involving risk transfer and project finance to corporate clients;
- administrative services in connection with retirement programs covering members of trade associations; and
- executive compensation and benefits consulting services to companies and executives.

The Company does not hold customer securities or customer funds.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any material events or transactions that occurred subsequent to December 31, 2009 through February 25, 2010 were reviewed for purposes of determining whether any adjustments or additional disclosures were required to be made to the statement of financial condition.

Use of Estimates - The preparation of the statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents– Cash equivalents consist of demand deposits with original maturities of three months or less. The estimated fair value of the Company's cash equivalents approximates their carrying value due to their short-term nature.

Allowance for doubtful accounts – The Company maintains an allowance for doubtful accounts to provide coverage for estimated losses from fee and commission receivables. The Company determines the adequacy of the allowance by reviewing aging, collection history and any other circumstances which indicate an impairment of the receivable. As of December 31, 2009, the allowance for doubtful accounts was $108,029.

Income Taxes - The Company is included in the consolidated Federal income tax return and certain unitary state tax returns filed by MMC. Income taxes relating to such jurisdictions are calculated for the Company as if it filed a separate return and are payable to MMC. The Company files a separate return for all other state and local income taxes. Income tax receivable represents amounts due from various state tax authorities resulting from overpayment of taxes.

The Company applies the accounting guidance issued by the Financial Accounting Standards Board ("FASB") on the accounting for uncertainty in income tax positions. The guidance requires that the Company recognize in its statement of financial condition the impact of a tax position when it is more likely than not that the tax position would be sustained upon examination by the tax authorities based on the technical merits of the position. The Company concluded that no uncertain tax positions exist as of December 31, 2009.

3. STOCKHOLDERS' EQUITY

The Company received a capital contribution of $170,000,000 on May 11, 2009. The capital contribution was made by the Company's existing shareholders to support the Company's capital markets services to insurance and reinsurance clients.

4. RELATED PARTY TRANSACTIONS

Services purchased from affiliates include payments for compensation, benefits, travel, entertainment, and overhead costs such as facilities, equipment, and communications that MMC has made on behalf of the Company in connection with the Company's activities. Services purchased costs are allocated to the Company based upon the time spent by the Company's associated personnel on the Company's activities. The costs paid for these services may not be representative of the costs that would have been incurred had the Company secured these services using independent outside contractors.

The Company transfers certain excess operating cash balances on account with a third party to an interest bearing account with an affiliated company. As of December 31, 2009, the Company's receivable from affiliates balance of $186,567,409 is principally comprised of interest bearing accounts of $186,400,729.

As of December 31, 2009, the Company's payables to affiliates balance of $4,635,178 primarily represents liabilities for the cost of certain administrative services provided to the Company by various companies within MMC. Payables to affiliates are settled on a monthly basis.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2009, the Company had net capital of $10,657,912, which was $10,246,503 in excess of its required net capital of $411,409. The Company's aggregate indebtedness at December 31, 2009 was $6,171,132. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 25, 2010

MMC Securities Corp.
1166 Avenue of the Americas
New York, N.Y. 10036

In planning and performing our audit of the financial statements of MMC Securities Corp. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 25, 2010 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP